EXHIBIT 10.5

INDEPENDENT AUDITOR’S CONSENT

To the Board of Directors and Stockholders
of Retalix Ltd.

We consent to the incorporation by reference into the Registration Statements on Form S-8 (file Nos. 333-14238, 333-12146, 333-09840 and 333-109874) and Form F-3 (file no. 333-110681) of Retalix Ltd. (the “Company”) of our report dated January 16, 2002 on the financial statements of Retail Control Systems, Inc. as of December 31, 2001 and 2000 and for the year ended December 31, 2001 and for the three months ended December 31, 2000 which appears in this Annual Report of the Company on Form 20-F for the year ending December 31, 2003.

By: /s/ Grossman Yanak & Ford LLP

June 28, 2004